AKBANK

RECEIVED

2006 AUG -7 A 9:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

31.07.2006



06015739

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED

AUG 08 2006

THOMSON FINANCIAL

Enclosures;

30.06.2006 Financial Results (TRY)
30.06.2006 Financial Results (USD)
Earnings Presentation for 1H2006

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (30/06/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**276,254**	**775,243**	**1,051,497**	**245,624**	**606,424**	**852,048**
1.1	Cash	243,894	-	243,894	232,036	-	232,036
1.2	Foreign Currency	-	190,077	190,077	-	159,519	159,519
1.3	Balances with the CentralBank of Turkey	26,685	580,949	607,634	9,610	446,247	455,857
1.4	Other	5,675	4,217	9,892	3,978	658	4,636
II.	**Trading Securities (Net)**	**71,245**	**7,058,928**	**7,130,173**	**31,765**	**6,310,654**	**6,342,419**
2.1	Government Debt Securities	71,220	7,058,928	7,130,148	31,582	6,310,654	6,342,236
2.1.1	Government Bonds	69,952	7,058,928	7,128,880	25,139	6,310,654	6,335,793
2.1.2	Treasury Bills	1,268	-	1,268	6,443	-	6,443
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	25	-	25	183	-	183
2.3	Other Marketable Securities	-	-	-	-	-	-
III.	**Banks and Other Financial Institutions**	**2,351**	**2,416,045**	**2,418,396**	**246,968**	**1,381,414**	**1,628,382**
3.1	Due from Banks	2,351	2,416,045	2,418,396	246,968	1,381,414	1,628,382
3.1.1	Domestic Banks	2,059	-	2,059	246,445	-	246,445
3.1.2	Foreign Banks	292	2,416,045	2,416,337	523	1,381,414	1,381,937
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	-	-	-	**400,000**	**0**	**400,000**
4.1	Interbank MoneyMarket Placements	-	-	-	400,000	-	400,000
4.2	Receivables from Istanbul Stock Exchange MoneyMarket	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**10,015,372**	**3,018,024**	**13,033,396**	**10,516,487**	**2,914,233**	**13,430,720**
5.1	Share Certificates	5,468	135	5,603	63,595	113	63,708
5.2	Other Marketable Securities	10,009,904	3,017,889	13,027,793	10,452,892	2,914,120	13,367,012
VI.	**Loans**	**17,754,678**	**9,991,504**	**27,746,182**	**14,680,685**	**7,425,464**	**22,106,149**
6.1	Short-term	8,885,320	2,539,509	11,424,829	8,310,865	2,026,119	10,336,984
6.2	Medium and Long-term	8,869,358	7,451,995	16,321,353	6,369,820	5,399,345	11,769,165
6.3	Loans under Follow-up	431,443	21,850	453,293	336,192	20,961	357,153
6.4	Specific Provisions (-)	431,443	21,850	453,293	336,192	20,961	357,153
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	-	-	-	**322,382**	-	**322,382**
8.1	Government Debt Securities	-	-	-	322,382	-	322,382
8.1.1	Government Bonds	-	-	-	322,382	-	322,382
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**12,459**	-	**12,459**	**19,268**	-	**19,268**
9.1	Financial Investments and Associates	12,459	-	12,459	19,268	-	19,268
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**206,040**	**350,148**	**556,188**	**209,763**	**246,226**	**455,989**
10.1	Financial Subsidiaries	206,040	350,038	556,078	209,763	246,226	455,989
10.2	Non-Financial Subsidiaries	-	110	110	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bankof Turkey**	**327,232**	**1,545,456**	**1,872,688**	**2,709,644**	**1,187,747**	**3,897,391**
XIV.	**Miscellaneous Receivables**	**28,760**	**1,159**	**29,919**	**19,072**	**885**	**19,957**
XV.	**Accrued Interest and Income Receivable**	**752,804**	**464,384**	**1,217,188**	**1,885,537**	**284,756**	**2,170,293**
15.1	Loans	302,872	142,613	445,485	182,021	77,564	259,585
15.2	Marketable Securities	409,317	244,185	653,502	1,675,682	199,702	1,875,384
15.3	Other	40,615	77,586	118,201	27,834	7,490	35,324
XVI.	**Property and Equipment (Net)**	**649,313**	**3,646**	**652,959**	**660,477**	**2,895**	**663,372**
16.1	Book Value	1,155,561	4,269	1,159,830	1,137,746	4,037	1,141,783
16.2	Accumulated Depreciation (-)	506,248	623	506,871	477,269	1,142	478,411
XVII.	**Intangible Assets (Net)**	**19,589**	**196**	**19,785**	**21,015**	**203**	**21,218**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	80,192	241	80,433	77,709	570	78,279
17.3	Accumulated Amortisation (-)	60,603	45	60,648	56,694	367	57,061
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**410,652**	**23,885**	**434,537**	**41,087**	**13,857**	**54,944**
	TOTAL ASSETS	30,526,749	25,648,618	56,175,367	32,009,774	20,374,758	52,384,532

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/06/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**19,513,682**	**16,104,104**	**35,617,786**	**17,314,843**	**14,136,134**	**31,450,977**
1.1	Bank Deposits	502,880	944,527	1,447,407	1,024,881	1,617,319	2,642,200
1.2	Saving Deposits	13,012,509	-	13,012,509	10,725,149	-	10,725,149
1.3	Public Sector Deposits	32,580	-	32,580	23,483	-	23,483
1.4	Commercial Deposits	4,075,532	-	4,075,532	3,944,189	-	3,944,189
1.5	Other Institutions Deposits	1,890,181	-	1,890,181	1,597,141	-	1,597,141
1.6	Foreign Currency Deposits	-	15,159,577	15,159,577	-	12,518,815	12,518,815
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**2,188,208**	**32,692**	**2,220,900**	**5,140,056**	**247,974**	**5,388,030**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements	2,188,208	32,692	2,220,900	5,140,056	247,974	5,388,030
III.	**Funds Borrowed**	**95,207**	**9,757,235**	**9,852,442**	**79,742**	**7,202,898**	**7,282,640**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	95,207	9,757,235	9,852,442	79,742	7,202,898	7,282,640
3.2.1	Domestic Banks and Institutions	95,207	30,190	125,397	79,742	29,382	109,124
3.2.2	Foreign Banks, Institutions, and Funds	-	9,727,045	9,727,045	-	7,173,516	7,173,516
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**711,181**	**16,431**	**727,612**	**632,665**	**20,444**	**653,109**
VII.	**Other Liabilities**	**511,788**	**151,670**	**663,458**	**122,236**	**56,004**	**178,240**
VIII.	**Taxes and Other Duties Payable**	**78,337**	**222**	**78,559**	**73,344**	**230**	**73,574**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	**863**	**863**
10.1	Gross Financial Lease Payables	-	-	-	-	898	898
10.2	Deferred Financial Lease Expenses (-)	-	-	-	-	35	35
XI.	**Accrued Interest and Expenses Payable**	**266,414**	**192,136**	**458,550**	**341,551**	**153,892**	**495,443**
11.1	Deposits	196,075	65,417	261,492	241,238	42,754	283,992
11.2	Borrowings	3,670	63,710	67,380	3,738	43,495	47,233
11.3	Repurchase Agreements	1,207	20	1,227	4,866	3,139	8,005
11.4	Other	65,462	62,989	128,451	91,709	64,504	156,213
XII.	**Provisions**	**301,605**	**7,747**	**309,352**	**458,194**	**8,890**	**467,084**
12.1	General Loan Loss Provision	155,906	-	155,906	124,809	-	124,809
12.2	Reserve for Employment Termination Benefits	16,723	-	16,723	15,735	-	15,735
12.3	Provision for Income Taxes	-	-	-	202,388	-	202,388
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	128,976	7,747	136,723	115,262	8,890	124,152
XIII.	**Subordinated Loans**	-	-	-	-	**4,159**	**4,159**
XIV.	**Deferred Tax Liabilities**	**30,902**	-	**30,902**	**37,194**	-	**37,194**
XV.	**Shareholders' Equity**	**6,215,200**	**606**	**6,215,806**	**6,351,467**	**1,752**	**6,353,219**
14.1	Paid-in Capital	2,200,000	-	2,200,000	1,800,005	-	1,800,005
14.2	Capital Reserves	1,813,270	606	1,813,876	2,650,844	1,752	2,652,596
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	- 398,162	606	- 397,556	245,204	1,752	246,956
14.2.4	Revaluation Fund	9,537	-	9,537	3,747	-	3,747
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	2,201,895	-	2,201,895	2,401,893	-	2,401,893
14.2.7	Adjustment to Share Capital	-	-	-	-	-	-
14.3	Profit Reserves	1,277,686	-	1,277,686	462,324	-	462,324
14.3.1	Legal Reserves	377,280	-	377,280	255,315	-	255,315
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	900,406	-	900,406	207,009	-	207,009
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	924,244	-	924,244	1,438,294	-	1,438,294
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	924,244	-	924,244	1,438,294	-	1,438,294
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**29,912,524**	**26,262,843**	**56,175,367**	**30,551,292**	**21,833,240**	**52,384,532**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2006 AND 30 JUNE 2005

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (30/06/2006)	PREVIOUS PERIOD (30/06/2005)
I.	**Interest Income**	**2,999,216**	**2,316,703**
1.1	Interest on Loans	1,778,910	1,220,310
1.1.1	Interest on TL Loans	1,537,056	1,089,700
1.1.1.1	Short-term Loans	904,683	696,909
1.1.1.2	Medium and Long-term Loans	632,373	392,791
1.1.2	Interest on Foreign Currency Loans	231,662	122,321
1.1.2.1	Short-term Loans	53,674	28,357
1.1.2.2	Medium and Long-term Loans	177,988	93,964
1.1.3	Interest on Loans Under Follow-up	10,192	8,289
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	59,038	33,887
1.3	Interest Received from Banks	25,437	12,827
1.3.1	The Central Bank of Turkey	3,035	459
1.3.2	Domestic Banks	2,047	560
1.3.3	Foreign Banks	20,355	11,808
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Money Market Transactions	1,562	2,312
1.5	Interest Received from Marketable Securities Portfolio	1,133,216	1,046,800
1.5.1	Trading Securities	243,399	127,968
1.5.2	Available-for-sale Securities	869,949	901,046
1.5.3	Held-to-maturity Securities	19,868	17,786
1.6	Other Interest Income	1,053	567
II.	**Interest Expense**	**1,707,429**	**1,032,055**
2.1	Interest on Deposits	1,360,437	774,076
2.1.1	Interbank Deposits	78,147	37,204
2.1.2	Saving Deposits	797,523	490,923
2.1.3	Public Sector Deposits	665	57
2.1.4	Commercial Deposits	206,654	94,243
2.1.5	Other Institutions Deposits	75,484	18,663
2.1.6	Foreign Currency Deposits	201,964	132,986
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	142,010	176,192
2.3	Interest on Funds Borrowed	203,435	81,249
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	5,795	5,963
2.3.3	Foreign Banks	197,640	73,968
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.5	Other Financial Institutions	-	1,318
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	1,547	538
III.	**Net Interest Income (I-II)**	**1,291,787**	**1,284,648**
IV.	**Net Fees and Commissions Income**	**392,706**	**304,281**
4.1	Fees and Commissions Received	497,240	407,011
4.1.1	Cash Loans	41,627	43,147
4.1.2	Non-cash Loans	20,040	14,903
4.1.3	Other	435,573	348,961
4.2	Fees and Commissions Paid	104,534	102,730
4.2.1	Cash Loans	17,938	6,892
4.2.2	Non-cash Loans	98	244
4.2.3	Other	86,498	95,594
V.	**Dividend Income**	**1,135**	**3,997**
5.1	Trading Securities	2	-
5.2	Available-for-sale Securities	1,133	3,997
VI.	**Net Trading Income / (Loss)**	**1,923**	**93,042**
6.1	Trading Gains or (Losses) on Securities (net)	122,141	67,911
6.1.1	Trading Gains on Securities	201,453	88,726
6.1.1.1	Trading Gains on Derivative Financial Instruments	71,350	15,785
6.1.1.2	Other Trading Gains on Securities	130,103	72,941
6.1.2	Trading Losses on Securities (-)	79,312	20,815
6.1.2.1	Trading Losses on Derivative Financial Instruments	53,851	14,105
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	25,461	6,710
6.2	Foreign Exchange Gains or (Losses) (net)	-120,218	25,131
6.2.1	Foreign Exchange Gains	5,301,587	2,558,640
6.2.2	Foreign Exchange Losses (-)	5,421,805	2,533,509
VII.	**Other Operating Income**	**247,636**	**82,600**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**1,935,187**	**1,768,568**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**200,241**	**167,037**
X.	**Other Operating Expenses (-)**	**703,610**	**529,030**
XI.	**Net Operating Income (VIII-IX-X)**	**1,031,336**	**1,072,501**
XII.	**Income from Investments and Associates**	**74,986**	**46,347**
XIII.	**Income / (Loss) on Net Monetary Position**	-	-
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,106,322**	**1,118,848**
XV.	**Provision for Income Taxes (+/-)**	**182,078**	**341,341**
15.1	Current Tax Provision	188,370	346,236
15.2	Deferred Tax Provision	(6,292)	(4,895)
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**924,244**	**777,507**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**924,244**	**777,507**
	Earnings / (Loss) per share in YTL full	0.00042	0.00035

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2006 AND 31 DECEM BER 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	ASSETS	(30/06/2006)			(31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**176**	**494**	**670**	**179**	**441**	**620**
1.1	Cash	155	-	155	169	-	169
1.2	Foreign Currency	-	121	121	-	116	116
1.3	Central Bank of Turkey	17	370	387	7	325	332
1.4	Other	4	3	7	3	-	3
II.	**Trading Securities (Net)**	**45**	**4,497**	**4,542**	**23**	**4,590**	**4,613**
2.1	Government Debt Securities	45	4,497	4,542	23	4,590	4,613
2.1.1	Government Bonds	44	4,497	4,541	18	4,590	4,608
2.1.2	Treasury Bills	1	-	1	5	-	5
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	-	-	-	-	-	-
2.3	Other Marketable Securities	-	-	-	-	-	-
III.	**Banks and Other Financial Institutions**	**1**	**1,540**	**1,541**	**179**	**1,005**	**1,184**
3.1	Banks	1	1,540	1,541	179	1,005	1,184
3.1.1	Domestic Banks	1	-	1	179	-	179
3.1.2	Foreign Banks	-	1,540	1,540	-	1,005	1,005
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**-**	**0**	**0**	**291**	**0**	**291**
4.1	Interbank Money Market	-	-	-	291	-	291
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**6,380**	**1,923**	**8,303**	**7,648**	**2,119**	**9,767**
5.1	Share Certificates	3	-	3	46	-	46
5.2	Other Marketable Securities	6,377	1,923	8,300	7,602	2,119	9,721
VI.	**Loans**	**11,311**	**6,365**	**17,676**	**10,677**	**5,402**	**16,079**
6.1	Short-term	5,660	1,618	7,278	6,044	1,474	7,518
6.2	Medium and Long-term	5,651	4,747	10,398	4,633	3,928	8,561
6.3	Loans under follow-up	275	14	289	245	15	260
6.4	Allowances (-)	275	14	289	245	15	260
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	-	-	-	**234**	-	**234**
8.1	Government Debt Securities	-	-	-	234	-	234
8.1.1	Government Bonds	-	-	-	234	-	234
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**8**	**-**	**8**	**14**	**-**	**14**
9.1	Financial Investments and Associates	8	-	8	14	-	14
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (net)**	**131**	**223**	**354**	**153**	**179**	**332**
10.1	Financial Subsidiaries	131	223	354	153	179	332
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**208**	**985**	**1,193**	**1,971**	**864**	**2,835**
XIV.	**Miscellaneous Receivables**	**18**	**1**	**19**	**14**	**1**	**15**
XV.	**Accrued Interest and Income Receivable**	**480**	**295**	**775**	**1,371**	**206**	**1,577**
15.1	Loans	193	91	284	132	56	188
15.2	Marketable Securities	261	155	416	1,219	145	1,364
15.3	Other	26	49	75	20	5	25
XVI.	**Property and Equipment**	**414**	**2**	**416**	**480**	**2**	**482**
16.1	Book Value	737	2	739	827	3	830
16.2	Accumulated Depreciation (-)	323	-	323	347	1	348
XVII.	**Intangibles (Net)**	**13**	**-**	**13**	**15**	**-**	**15**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	52	-	52	57	-	57
17.3	Accumulated Amortisation (-)	39	-	39	42	-	42
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**262**	**15**	**277**	**30**	**10**	**40**
					0	0	0
	TOTAL ASSETS	19,447	16,340	35,787	23,279	14,819	38,098

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2006 AND 31 DECEMBER 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(30/06/2006)			(31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**12,431**	**10,260**	**22,691**	**12,593**	**10,281**	**22,874**
1.1	Interbank Deposits	320	602	922	745	1,176	1,921
1.2	Saving Deposits	8,290	-	8,290	7,800	-	7,800
1.3	Public Sector Deposits	21	-	21	17	-	17
1.4	Commercial Deposits	2,596	-	2,596	2,869	-	2,869
1.5	Other Institutions Deposits	1,204	-	1,204	1,162	-	1,162
1.6	Foreign Currency Deposits	-	9,658	9,658	-	9,105	9,105
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**1,394**	**21**	**1,415**	**3,738**	**180**	**3,918**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	1,394	21	1,415	3,738	180	3,918
III.	**Funds Borrowed**	**61**	**6,216**	**6,277**	**58**	**5,238**	**5,296**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	61	6,216	6,277	58	5,238	5,296
3.2.1	Domestic Banks and Institutions	61	19	80	58	21	79
3.2.2	Foreign Banks, Institutions, and Funds	-	6,197	6,197	-	5,217	5,217
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**453**	**10**	**463**	**460**	**16**	**476**
VII.	**Other Liabilities**	**325**	**97**	**422**	**88**	**41**	**129**
VIII.	**Taxes and Other Duties Payable**	**50**	-	**50**	**53**	-	**53**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	-	-	-	-	**1**	**1**
10.1	Leasing Payables	-	-	-	-	1	1
10.2	Deferred Leasing Expenses (-)	-	-	-	-	-	-
XI.	**Accrued Interest and Expenses Payable**	**170**	**122**	**292**	**249**	**112**	**361**
11.1	Deposits	125	42	167	175	31	206
11.2	Borrowings	2	41	43	3	32	35
11.3	Repurchase Agreements	1	-	1	4	2	6
11.4	Other	42	39	81	67	47	114
XII.	**Provisions**	**192**	**5**	**197**	**333**	**6**	**339**
12.1	General Loan Loss Provision	99	-	99	91	-	91
12.2	Reserve for Employment Termination Benefits	11	-	11	11	-	11
12.3	Provision for Income Taxes	-	-	-	147	-	147
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	82	5	87	84	6	90
XIII.	**Subordinated Loans**	-	-	-	-	**3**	**3**
XIV.	**Deferred Tax Liabilities**	**20**	-	**20**	**27**	-	**27**
XV.	**Shareholders' Equity**	**3,960**	-	**3,960**	**4,620**	**1**	**4,621**
14.1	Paid-in Capital	1,402	-	1,402	1,309	-	1,309
14.2	Capital Reserves	1,155	-	1,155	1,929	1	1,930
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	254	-	254	178	1	179
14.2.4	Revaluation Fund	6	-	6	3	-	3
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	1,403	-	1,403	1,747	-	1,747
14.2.7	Adjustment to Share Capital	-	-	-	1	-	1
14.3	Profit Reserves	814	-	814	336	-	336
14.3.1	Legal Reserves	240	-	240	185	-	185
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	574	-	574	151	-	151
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	589	-	589	1,046	-	1,046
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	589	-	589	1,046	-	1,046
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**19,056**	**16,731**	**35,787**	**22,219**	**15,879**	**38,098**

File No : 82 - 34825

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2006 AND 30 JUNE 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	INCOME and EXPENSES	CURRENT PERIOD (30/06/2006)	PREVIOUS PERIOD (30/06/2005)
I.	**Interest Income**	**1,911**	**1,701**
1.1	Interest on Loans	1,133	896
1.1.1	Interest on TL Loans	979	800
1.1.1.1	Short-term Loans	576	512
1.1.1.2	Medium and Long-term Loans	403	288
1.1.2	Interest on Foreign Currency Loans	148	90
1.1.2.1	Short-term Loans	34	21
1.1.2.2	Medium and Long-term Loans	114	69
1.1.3	Interest on Loans Under Follow-up	6	6
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	38	25
1.3	Interest Received from Banks	16	9
1.3.1	The Central Bank of Turkey	2	-
1.3.2	Domestic Banks	1	-
1.3.3	Foreign Banks	13	9
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Interbank Transactions	1	2
1.5	Interest Received from Marketable Securities Portfolio	722	769
1.5.1	Trading Securities	155	94
1.5.2	Available-for-sale Securities	554	662
1.5.3	Held-to-maturity Securities	13	13
1.6	Other Interest Income	1	-
II.	**Interest Expense**	**1,088**	**758**
2.1	Interest on Deposits	867	568
2.1.1	Interbank Deposits	50	27
2.1.2	Savings Deposits	508	360
2.1.3	Public Sector Deposits	-	-
2.1.4	Commercial Deposits	132	69
2.1.5	Other Institutions Deposits	48	14
2.1.6	Forign Currency Deposits	129	98
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	90	130
2.3	Interest on Funds Borrowed	130	60
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	4	4
2.3.3	Foreign Banks	126	55
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.4	Other Financial Institutions	-	1
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	1	-
III.	**Net Interest Income (I-II)**	**823**	**943**
IV.	**Net Fees and Commissions Income**	**250**	**223**
4.1	Fees and Commissions Received	317	299
4.1.1	Cash Loans	27	32
4.1.2	Non-cash Loans	13	11
4.1.3	Other	277	256
4.2	Fees and Commissions Paid	67	76
4.2.1	Cash Loans	11	5
4.2.2	Non-cash Loans	-	-
4.2.3	Other	56	71
V.	**Dividend Income**	**1**	**3**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	1	3
VI.	**Net Trading Income / (Loss)**	**1**	**68**
6.1	Trading Gains or (Losses) on Securities (net)	78	50
6.1.1	Trading Gains on Securities	128	65
6.1.1.1	Trading Gains on Derivative Financial Instruments	45	12
6.1.1.2	Other Trading Gains on Securities	83	53
6.1.2	Trading Losses on Securities (-)	50	15
6.1.2.1	Trading Losses on Derivative Financial Instruments	34	10
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	16	5
6.2	Foreign Exchange Gains or (Losses) (net)	-77	18)
6.2.1	Foreign Exchange Gains	3,377	1,878
6.2.2	Foreign Exchange Losses (-)	3,454	1,860
VII.	**Other Operating Income**	**158**	**61**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**1,233**	**1,298**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**128**	**123**
X.	**Other Operating Expenses (-)**	**448**	**388**
XI.	**Net Operating Income (VIII-IX-X)**	**657**	**787**
XII.	**Income from Investments and Associates**	**48**	**34**
XIII.	**Income / (Loss) on Net Monetary Position**	**-**	**-**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**705**	**821**
XV.	**Provision for Income Taxes (+/-)**	**116**	**250**
15.1	Current Tax Provision	120	254
15.2	Deferred Tax Provision	(4)	(4)
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**589**	**571**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**589**	**571**

1H06 BRSA Bank Only Financial Results

26 July 2006

AKBANK

RECEIVED
2006 AUG -7 A 9:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No : 82 - 34825

Highlights

- Total assets increased 7% y-t-d, reaching TRY 56.2bn (USD 35.8bn)
- Continued growth in loan portfolio of 26% y-t-d due to 40% growth in SME loans and 35% growth in consumer loans
- Customer deposits increased 19% y-t-d, positively affected from flight-to-quality
- Net commission income grew 29% y-o-y, driven by the strong growth in consumer loan related revenues and other banking transaction commissions
- Net profit grew 19% y-o-y, reaching TRY 924mn (USD 589mn)
- Increased revenues from lending, commission income and trading gains on securities supported the strong growth in annualized ROAE to 29.3%

Highlights



Total Assets (TRY billion)
52.4
52.2
8%
56.2
2005
March'06
June'06



Loans (TRY billion)
22.1
11%
24.5
13%
27.7
2005
March'06
June'06



Deposits (TRY billion)
31.5
2%
32.2
11%
35.6
2005
March'06
June'06



Net Profit (TRY million)
25.9
29.3
778
19% y-o-y
924
June'05
June'06
Volume (TRY Million)
ROAE

Yields & Cost of Funding

Average Yields & Cost of Funds of Major TL Assets

	1H05	3Q05	4Q05	1Q06	1H06
Average Interest Yield on Loans	30%	28%	25%	23%	24%
Average Interest Yield on Sec.	20%	19%	18%	16%	16%
Average Cost of Funding	15%	16%	15%	13%	14%
Quarterly NIM	**7.2%**	**6.3%**	**5.4%**	**5.4%**	**5.2%**

Average Yields & Cost of Funds of Major FX Assets

	1H05	3Q05	4Q05	1Q06	1H06
Average Interest Yield on Loans	6%	6%	6%	6%	6%
Average Interest Yield on Sec.	6%	6%	7%	7%	7%
Average Cost of Funding	3%	3%	4%	4%	4%


AKBANK

Profitability

Profitability performance (TRY mn.)	1H05	1H06	change
Net interest income	1,285	1,292	1%
Net fee income	304	393	29%
Trading gains on securities (Net)	68	122	80%
Net income	778	924	19%
ROAA (%)	4.0%	3.4%	
ROAE (%)	25.9%	29.3%	

Ratios

Balance sheet performance	2005	June'06
Gross Loans / Total Assets	42.9%	50.2%
Securities /Total Assets	38.4%	35.9%
Loans / Deposits*	70.2%	77.8%
Deposits / Total Assets	61.1%	64.5%
NPL Ratio	1.59%	1.61%
Capital Adequacy Ratio (Basel I)	21.4%	17.3%

* Blocked demand deposits of POS merchants (TRY 631mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits


AKBANK

Composition of securities


Composition of securities (TRY bn.)
10.1
83.1%
16.9%
TL
10.1
12.5%
87.5%
FX
Fixed
Floating

- 99% of TL securities are carried under available-for-sale, profits and losses being booked under equity where the net loss was TRY 398 mn.
- Eurobonds amounting to USD 259mn (TRY 406mn) and USD 59mn (TRY 92mn) are registered under trading and available-for-sale securities, respectively where there was no loss
- The bank benefited from TRY 122 mn in trading gains in the first half

Free capital


Total Equity (BRSA, TRY mn.)
6,351
6,216
March'06
June'06


Free Capital (BRSA, TRY mn.)
6,216
4,969
Equity participations
& Fixed assets
Free Capital
June'06

- Free capital will have a positive endowment effect in the high rate environment
- Strong free capital is also a major cushion against the effects of market volatility

Loans


SME Loans
20%
17%
TRY 7.7bn.
TRY 9.2bn.
TRY 10.8bn.
2005
March'06
June'06


Consumer Loans*
15%
17%
TRY 4.4bn.
TRY 5.1bn.
TRY 5.9bn.
2005
March'06
June'06

* Excluding credit card loans

- Despite the strong growth, NPL ratio has remained constant at 1.61% and fully provisioned

Consumer and SME lending is now 70% of total loans



Breakdown of Loans
85%
3%
4%
8%
61%
6%
10%
23%
43%
11%
16%
30%
34%
15%
20%
31%
31%
18%
20%
31%
30%
19%
20%
31%
70%
2002
2003
2004
2005
1Q06
1H06
Consumer
Small Business
Commercial
Corporate

AKBANK

Personal

Retail Banking - credit cards



Credit Card Loans[1]
13.6
13.8
13.7
14.2
1,869
2,346
2,403
2,753
2004
2005
March'06
June'06



Spreads of Credit Cards
24.6
23.8
Dec'05
June'06



Credit Cards Quarterly Issuing Volume[1]
13.7%
13.6%
13.7%
14.1%
14.1%
2,618
2,769
2,974
2,940
3,518
2Q05
3Q05
4Q05
1Q06
2Q06

Market shares are cumulative

Volume (TRY mn.) Market shares Spreads

- 17% growth in credit card loans y-t-d
- NPL ratio in credit cards shrank to 7.9% versus 8.2% last quarter
- New behavioral scoring system continues to improve screening and evaluation

[1] Amex is included

Retail Banking - consumer loans

Personal



Consumer Loans[1] (TRY mn.)
35% y-t-d
2,010
349
1,050
611
4,407
1,935
1,361
1,111
5,081
2,417
1,357
1,307
5,934
2,895
1,435
1,604
2004
2005
March'06
June'06
General purpose
Auto loans
Mortgage



Spreads of Consumer Loans
8.5
6.2
Dec'05
June'06

- Akbank's consumer loans' market share is 14.1%
- Market share in mortgage loans is 14.1%. We are benefiting from our dealer relationships and online approval systems
- Market share in car loans is 20.9%
- NPL ratio in consumer loans continues to be 0.8%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - small business


Business


Small Business Loans[1] (TRY mn.)
28% y-t-d
2,095
4,344
4,899
5,540
2004
2005
March'06
June'06
Only 3% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.3x
- NPL ratio is 2.0%


Spreads of Small Business Loans
16.5
15.9
Dec'05
June'06

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking


Commercial


Commercial Loans[1]
15% y-t-d
36% y-t-d
750
1,919
2,088
2,203
401
1,260
1,521
1,708
'04
'05
Mar06
Jun'06
'04
'05
Mar'06
Jun'06
TL cash loans
(TRY mn.)
FX cash loans
(USD mn.)

- 45 commercial banking centers
- Cross sell ratio is 4.5x
- NPL ratio is 0.8%


Spreads of Commercial Loans
5.9
6.9
Dec'05
June'06

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking


Corporate


Corporate Banking (TRY mn.)
4,930
1,567
3,363
6,729
1,368
5,361
6,735
1,291
5,444
7,049
1,353
5,696
2004
2005
March'06
June'06
Corporate Loans
Project Finance

- Investment and acquisition financing supports growth in corporate loans
- Excellent cross-sell opportunities (4.3x)
- NPL ratio is 0.1%

Asset management



Mutual Funds (TRY mn.)
15%
13%
14%
13%
3,707
3,770
4,002
3,390
2004
2005
March'06
June'06
Volume
Market share (%)

- Currently #2 in mutual funds
- The underlying factors behind this;
  - Superior channel management
  - Superior asset management performance
  - Effective marketing and communication

- Wide range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.8x



Private Banking Assets (USD mn.)
3,795
5,471
5,540
5,202
2004
2005
March'06
June'06

Breakdown of customer assets



TRY 49 bn
TRY 49 bn
35%
26%
24%
8%
7%
61%
39%
31%
19%
7%
5%
70%
March'06
June'06
Market share
TL Deposits
11%
FX Deposits
15%
Bonds in Custody
14%
Mutual Funds
13%
Repo
11%

- The shift to deposits increased the proportion of deposits in total to 70% vs. 61% in the previous quarter
- Akbank's market share for total customer assets constitutes 13% of the market

Income statement - composition of interest income



Composition of interest income (TRY bn.)
2.3
3.0
47%
5%
45%
3%
51%
8%
38%
3%
1H05
1H06
Other
From securities
From FX Loans
From TL Loans

- Loan growth has had a strong impact on interest income

AKBANK

Net fees and commissions


Net Fees & Commissions (BRSA, TRY mn.)
29%
304
393
1H05
1H06


Fees and commissions revenue contribution
Money transfer fees 3%
Asset management fees 14%
Corporate loan related 12%
Consumer loan related 10%
19% Other
21% Credit cards commissions
21% Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in consumer loan related revenues and other banking transaction commissions
- We continue to implement and increase fees in all our product base

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
16
24
40
51
57
2002
2003
2004
2005
1H06


Net fees & commissions/operating income
6
7
17
19
22
2002
2003
2004
2005
1H06

- We are rapidly approaching our medium term fee to income target of 25%

Operating costs



Composition of operating costs (TRY mn.)
Total = TRY 689 mn.
240
97
48
95
367
117
83
167
397
128
83
186
305
121
44
140
384
150
61
173
2Q05
3Q05
4Q05
1Q06
2Q06
Employee costs
Rent, repair & maintenance, amortisation
Other*

* FX losses from securities (TRY 14mn, 13mn, 33mn, 9.3 mn. for 2Q, 3Q, 4Q, 1Q06 respectively) and SDIF premiums (TRY 25mn, 31mn, 39mn, 7mn, 15mn. for 2Q, 3Q, 4Q, 1Q06, 2Q06 respectively) deducted from operating expenses
Other costs include sundry taxes and duties, marketing and advertisement, heating, lighting etc

Efficiency ratios


Operating expense/average assets (%)
3.0
2.9
3.1
2.9
2.6
2002
2003
2004
2005
1H06


Cost/income (%)
38.0
27.4
41.8
37.6
39.3
2002
2003
2004
2005
1H06

- Centralization together with the new technology infrastructure continue to allow us to keep operational costs subdued
- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

Income statement summary & important note on accounting standard

Income statement summary (June'06, TRY million)

NII	Net fees income	Net trading income	Net Foreign Exchange Loss	Dividend income	Other income	Provisions	Operating expense	Tax	Net income
1,292	393	122	-28	75	156	-200	-704	-182	924

Reconciliation with the statutory books per BRSA:	Net Foreign Exchange Gain or Loss	Other Income
	<28>	156
Foreign exchange gain on F/X indexed bonds and loans credited to "other income"	<92>	92
	<120>	248

Balance sheet highlights

BRSA (TRY mn.)	2005	June'06	Shares (%) 2005	Shares (%) June'06	Change (%)
TOTAL ASSETS	52,385	56,178			7
Cash and Due from Banks	2,880	3,470	5	6	20
Securities	20,096	20,164	38	36	-
Loans	22,106	27,746	42	49	26
TOTAL LIABILITIES	46,032	49,962			9
Deposits	31,451	35,618	60	63	13
Funds Borrowed	7,283	9,852	14	18	35
TOTAL EQUITY	6,353	6,216	12	11	-2

Income statement highlights

BRSA (TRY mn.)	June'05	June'06	Change (%)
Interest Income	2,317	2,999	29
Interest Expense	(1,032)	(1,707)	65
Net Interest Income	1,285	1,292	1
FX Gain (Loss), Net	25	(28)	-
Provision for Loan Losses	(143)	(169)	18
Net Interest Income after FX, Income/Loss & NPL Prov.	1,167	1,095	(6)
Fees and Commissions (Net)	304	393	29
Profit on Trading Securities (Net)	68	122	79
Operating Profit	1,769	1,935	9
Operating Expenses	(529)	(704)	33
Income Before Tax	1,119	1,106	-
Tax	(341)	(182)	(47)
Net Income	778	924	19

Balance sheet highlights in USD

BRSA (USD mn.*)	2005	June'06	Shares (%) 2005	Shares (%) June'06
TOTAL ASSETS	38,098	35,789		
Cash and Due from Banks	2,095	2,211	5	6
Securities	14,615	12,846	38	36
Loans	16,077	17,676	42	49
TOTAL LIABILITIES	33,477	31,829		
Deposits	22,873	22,691	60	63
Funds Borrowed	5,297	6,276	14	18
TOTAL EQUITY	4,621	3,960	12	11

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

BRSA (USD mn.*)	June'05	June'06
Interest Income	1,701	1,911
Interest Expense	(758)	(1,087)
Net Interest Income	943	823
FX Gain (Loss), Net	18	(18)
Provision for Loan Losses	(105)	(108)
Net Interest Income after FX, Income/Loss & NPL Prov.	857	697
Fees and Commissions (Net)	223	250
Profit on Trading Securities (Net)	50	78
Operating Profit	1,299	1,233
Operating Expenses	(388)	(448)
Income Before Tax	822	705
Tax	(250)	(116)
Net Income	571	589

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.